Sub-Item 77D: Policies with Respect to Security Investments

Effective December 26, 2017, the Goldman Sachs Dynamic Emerging
Markets Debt Fund (the "Fund") made certain modifications to the Fund's investment policies and repositioned as the Goldman Sachs Total Emerging Markets Income Fund. Additionally, the Fund is no longer classified as non-diversified, as defined under Section 5(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). These changes are described in the supplement to the Fund's Prospectus, Summary Prospectus and Statement of Additional Information filed pursuant to Rule 497 under the Securities Act of 1933 with the Securities and Exchange Commission on December 1, 2017 (Accession No.
0001193125-17-358633), which is incorporated herein by reference.

During the reporting period, the classification of the Goldman Sachs Long Short Credit Strategies Fund changed from non-diversified to diversified, as such terms are defined in the 1940 Act.